
07004584

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECHCAP ADVISORS, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
120517

384 WASHINGTON STREET, UNIT E
(No. and Street)

SOMERVILLE (CITY) MA (state) 02143 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK LANGWORTHY, PRESIDENT 1-617-764-5733
(Area Code Telephone No.)


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA 01950-2755 (ZIP Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Langworthy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TechCap Advisors, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



CECELIA SALMON-BARNETT
MY COMMISSION EXPIRES AUGUST 17, 2012
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
TechCap Advisors, Inc.
Somerville, MA

In planning and performing my audit of the financial statements of TechCap Advisors, Inc. (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll, CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 9, 2007

TechCap Advisors, Inc.

Audited Financial Statements

For The Year Ended December 31, 2006

Contents

Index

*****

***

*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

TechCap Advisors, Inc.
384 Washington Street, Unit E
Somerville, MA 02143

I have audited the accompanying statement of financial condition of TechCap Advisors, Inc. as of December 31, 2006, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the TechCap Advisors, Inc. as of December 31, 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
Harvey E. Karll CPA, P.C.
February 9, 2007

TechCap Advisors Inc
Statement of Financial Condition
December 31, 2006

Assets

Cash & Cash Equivalents	$ 83,141
Furniture, equipment, and organization cost, at cost, less accumulated depreciation and amortization of $50,872	584
	$ 83,725

Liabilities and Stockholders' Equity

Liabilities:	
Accrues Expenses	$ 3,233
Cash Overdraft	18,917
	22,150
Stockholders Equity:	
Common stock, no par, authorized 200,000 shares, outstanding 600 shares	1,000
Treasury Stock	(40,000)
Paid in Capital	93,101
Retained earnings	7,474
Total stockholders' equity	61,575
	$83,725

(See Accountant's Report & Accompanying Notes)

TechCap Advisors Inc
Income Statement
Twelve Months Ended December 31, 2006

	Year To Date
Income	
Merger & Acquistion Inc	$ 425,149
Total Income	425,149
General & Administrative Exp. (See Schedule A)	356,886
Net Income/(Loss) from Operations	68,263
Other Income/Expense	
Interest Income	2,212
Total Other Income/Exp	2,212
Income Taxes	
Provision for SIT	185
Total Income Taxes	185
Net Income (Loss)	$ 70,290

See Accountant's Report and Accompanying Notes

TechCap Advisors Inc
Income Statement
Twelve Months Ended December 31, 2006

General & Administrative Exp. (Schedule A)	Year To Date
Salaries - Officers	$ 289,239
Amortization	8,951
Broker Dealer Compliance	12,730
Computer Supplies	724
Depreciation	409
Entertainment	127
Insurance - Health	800
Insurance - Life	844
Legal	280
Marketing	2,921
NASD Fees	656
Office Expenses	1,129
Professional Fees	6,130
Printing	773
Rent	12,000
Taxes Payroll	16,712
Taxes Others	125
Telephone	1,879
Travel	457
Total G & A Expense	$ 356,886

See Accountant's Report and Accompanying Notes

TechCap Advisors, Inc.

Statement of Retained Earnings

For The Year Ended December 31, 2006

Beginning Retained Earnings	($62,816)
Net Income (Loss)	70,290
Ending Retained Earnings	$ 7,474

See Accountant's Report and Accompanying Notes

TechCap Advisors, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2006

Beginning Balance	$ 94,101
Treasury Stock	(40,000)
Ending Balance	$ 54,101

See Accountant's Report and Accompanying Notes

TechCap Advisors Inc
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 70,291	
Adjustments		
Add:		
Depreciation	9,360	
Prepaid NASD Fees	1,895	
Cash Overdraft	18,917	
Accrued Expenses	1,733	
Less:		
Accounts Payable	(69)	
Cash from Operations		102,127
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Treasury Stock	(40,000)	
Financing Cash Flows		(40,000)
Cash Increase (Decrease)		62,127
Cash - Beginning of Year		
Cash - Checking	4,378	
Cash-Money Market	16,637	
Total Beginning of Year		21,014
Cash on Statement Date		$ 83,141

See Accountant's Report and Accompanying Notes

TechCap Advisors, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TechCap Advisors, Inc. is a registered broker/dealer selling securities, private placements and capital funding.

Organization Expenses

Organization costs are being amortized over a five year period utilizing the straight line method.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated methods over the following useful lives:

Furniture & Fixtures - 7 years
Computer Equipment - 5 years

Income Taxes

The corporation is an S corporation for income tax purposes. The shareholders pay income taxes on their share of the corporations profit and losses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

TechCap Advisors, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2006

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006 the company had nothing in excess of FDIC insured limits.

2. *Net Capital*

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $59,378 at December 31, 2005, which exceeds required net capital of $5,000 by $54,378. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.37 to 1.0.

3. *Advertising*

The company's policy is to expense the cost of advertising as it is incurred.

4. *Cash and Cash Equivalents*

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. *Common Stock*

Common Stock, No Par Value 200,000 Shares Authorized and 1,000 Shares Issued and 600 Shares Outstanding	$1,000.00
	=========

TechCap Advisors, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2006

6. *Cash Flows*

Cash paid for interest and income taxes is as follows:

Interest	$ 0
Taxes	$ 185

7. *Treasury Stock*

On December 31, 2006, the company purchased stock from a 40% stockholder for $40,000. The company's policy is to account for treasury stock at cost. There are 400 shares of treasury stock.

TechCap Advisors, Inc
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Net Worth		$ 61,575
Less: Non Allowable Assets	$ 584	
Haircut on Money Market Account	1,603	2,197
Net Capital		59,378
Less: Capital Requirement		5,000
Excess Capital		$ 54,378
Aggregate Indebtedness		$ 22,150
Ratio of Aggregate Indebtedness To Net Capital		0.37 to 1.0

See Accountant's Report and Accompanying Notes

TechCap Advisors, inc.
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2006

Unaudited Net Capital		$ 60,992
Year End Accruals	$ 111	
Haircut on Money Market Account	1,603	(1,714)
Audited Net Capital		$ 59,378

See Accountant's Report and Accompanying Notes

END